SECURITIES AND EXCHANGE COMMISSION
                             Washington.  D.C. 20549

                                  SCHEDULE 13D
                                  ------------
                                 (Rule l3d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                         Tri-Lateral Venture Corporation
                         ===============================
                                (Name of Issuer)

                         Common Shares, without par value
                         ================================
                          (Title of Class of Securities)

                                   89557A305
                                   =========
                                 (CUSIP Number)

                                Greg C. Burnett
                          750 West Pender Street, #604,
                  Vancouver, British Columbia, Canada  V6C 2T7
                           Telephone: (604) 689-0188
                  =============================================
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2003
              ====================================================
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  89557A305
==============================================================================

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greg C. Burnett        IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: PF
                       ==

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Ontario, Canada
                                             ===============

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              763,437
BENEFICIALLY               --------------------------------------------------
OWNED BY                   8.       SHARED VOTING POWER
EACH                                Nil
REPORTING                  --------------------------------------------------
PERSON                     9.       SOLE DISPOSITIVE POWER
WITH                                763,437
                           --------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    Nil

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 763,437
                                                                    =======

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):               17.5%
                                                                       ======

14.   TYPE OF REPORTING PERSON:                                        IN
                                                                     =====

                        SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  89557A305
===============================================================================

Item 1.  Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Greg C. Burnett with respect to the common shares without par value (the "Common Shares") of Tri-Lateral Ventures Corporation, an Ontario, Canada corporation, with its principal offices located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background
        (a) This Schedule 13D is filed on behalf of Greg C. Burnett

        (b) Mr. Burnett's business address is:
            750 West Pender Street, #604, Vancouver, British Columbia,
            Canada   V6C 2T7.

        (c) Mr. Burnett is President/Director of the Issuer. Since 1990, he has been President of Carob Management Ltd., a private management consulting company

        (d) During the last five years Mr. Burnett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Ms. Burnett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Burnett is a citizen of Canada.


Item 3.  Source and Amount of Funds or Other Consideration
         The source for all acquisitions has been personal funds.

                                                     Canadian Trading Status
                    No. of     Cost      Total    ----------------------------
Type                Shares   Per Share   Cost       Free Trading   Escrow Shares
--------------------------------------------------------------------------------
Greg C. Burnett
(person)
Private Purchase   350,474  CDN$0.02   CDN$7,009      350,474             nil
Market Purchase      2,430      0.91      $2,215        2,430             nil
Debt Settlement    314,583      1.00    $314,583      314,583             nil
Sub-Total          667,487

Carob Management Ltd.(solely-owned private corporation)
Debt Settlement     95,950       1.00    $95,190        95,190            nil
Total              763,437

CUSIP No.  89557A305
===============================================================================


Item 4.  Purpose of Transaction

         Mr. Burnett has acquired all his Common Shares of the Issuer for investment purposes.


Item 5.  Interest in Securities of the Issuer

         Mr. Burnett may be deemed to beneficially own an aggregate of 763,437 Common Shares of the Issuer's, representing approximately 17.5% of the total Common Shares deemed outstanding.

         Mr. Burnett owns of record 668,437 shares of Common Stock, as to which he possesses sole voting and disposition power.
         Through Carob Management Ltd., Mr. Burnett owns 95,190 Common Shares, as to which he possesses sole voting and disposition power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7.  Material to be Filed as Exhibits

         None



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      May 26, 2003

                                                           /s/Greg C. Burnett
                                                                  (Signature)
                                                          -------------------
                                                              Greg C. Burnett
                                                                 (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).